[redacted]

15025420

OFFICIAL USE
011-00216

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. [ ] Comptroller of the Currency
   - B. [x] Board of Governors of the Federal Reserve System
   - C. [ ] Federal Deposit Insurance Corporation
   - D. [ ] Securities and Exchange Commission

2. Conducts business as:
   - A. [ ] Government Securities Broker
   - B. [ ] Government Securities Dealer
   - C. [x] Government Securities Broker and Dealer

3. Filing status of notice:
   - A. [ ] Notice
   - B. [x] Amendment

4. A. Full name of the financial institution Commerce Bank

   B. Address of principal office of financial institution:

   1000 Walnut, 4th Floor
   Address
   Kansas City | MO | 64106
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address
   City | State | Zip Code

   SECURITIES AND EXCHANGE COMMISSION
   RECEIVED
   AUG 19 2015
   12 REGISTRATIONS BRANCH

   D. Mailing address if different from (B) or (C):

   P.O. Box 419248, KCCMG
   Address
   Kansas City | MO | 64141-6248
   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Thomas H. Kokjer	Managing Director	816-234-2690

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [ ] Yes B. [ ] No
   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
8000 Forsyth Blvd	Clayton	MO	63105	Trading and Sales Activities
1551 N. Waterfront Pkwy	Wichita	KS	67201	Purchase and Sale of Non-Deposit Investments
1345 Battlefield	Springfield	MO	65804	Purchase and Sale of Non-Deposit Investments
see attached				

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Kokjer, Thomas, Hartwell	Managing Director

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Thomas Hartwell Kokjer
Name (First, Middle, Last)

Managing Director
Title

[signature]
Signature

8/18/15
Date

Kansas City

811 Main St. Kansas City, MO 64106

- Back Office / Operations functions (i.e. customer record retention)

Dallas

2828 N. Harwood Ste. 1250, Dallas, TX 75201

- Municipal and other Exempt Securities Sales Activities

All customer related records (hard-copy and digital) regarding the municipal Reco securities dealer activities are maintained and archived through the Kansas City locations. The Managing Director (Municipal Securities Principal), Tom Kokjer supervises the maintenance of these records.

- Hard-copy customer records including account forms, corporate resolutions and safekeeping agreements, etc. are maintained in a secure location within Kansas City CMG locations and are readily retrievable.
- Digital records are held within the servers accessed by Commerce Bank's Information Services Division and Sungard Securities System. These records are generally retrievable within 24 hours.

Underwriting related records are maintained at the Kansas City locations. Tom Kokjer supervises the maintenance of these records which are generally retrievable within 24 hours.

The municipal securities dealer financial records are maintained on a General Ledger separate and distinct from the bank and other divisions within Commerce Bank.